Exhibit 99.3

PRESS RELEASE

AC Immune Reports Third Quarter 2025 Financial Results and Provides a Corporate Update

●	Sharpened investment focus on high-value assets, including three Phase 2 active immunotherapy programs and small molecule programs targeting NLRP3, Tau and a-syn
●	Cash resources of CHF 108.5 million as of September 30, 2025, provide funding to the end of Q3 2027 excluding any income from potential milestones
●	Peer-reviewed papers covering groundbreaking results including clinical data on ACI-35.030 (JNJ-64042056) published in eBioMedicine and preclinical data on first-in-class PET tracers for imaging TDP-43 pathology published in Nature Communications
●	IND/CTA filing for small molecule NLRP3 inhibitor ACI-19764 and the start of IND-enabling studies for Morphomer-Tau aggregation inhibitor both expected by year-end

Lausanne, Switzerland, November 4, 2025 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today reported results for the quarter ended September 30, 2025, and provided a corporate update.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “We have sharpened our investment focus on our most valuable assets following a strategic review. Our pipeline assets have the potential to transform treatment and enable prevention of neurodegenerative disease. Our active immunotherapies for precision prevention of neurodegenerative diseases continue to make strong progress through Phase 2 development in Alzheimer’s disease and Parkinson’s disease. These are complemented by novel small-molecule therapeutics targeting intracellular mechanisms of neurodegenerative diseases. Importantly, our recent pipeline prioritization has extended our cash runway to the end of Q3 2027, without including anticipated milestone payments from our existing collaborations or potential payments from new business development deals.

“We are now moving towards multiple value-inflection points. Further interim results from Part 1 of the VacSYn trial of ACI-7104.056, our wholly owned anti-alpha-synuclein active immunotherapy for Parkinson’s disease, are expected this quarter. Our two partnered active immunotherapy programs are continuing to progress according to plan. We also published data in The Lancet’s eBioMedicine on ACI-35.030 (JNJ-64042056) with the first clinical demonstration that our SupraAntigen® platform generates highly differentiated active immunotherapies compared with other approaches, even with the same peptide sequence. This technology also powers our ACI-24.060 anti-Abeta active immunotherapy program, for which additional results are expected in H1 next year.”

Q3 2025 and Subsequent Highlights:

●	Following a strategic review by executive management, the Company sharpened its focused investment on its most important assets.
o	These include its three clinical-stage active immunotherapy programs, two of which are in ongoing pharma collaborations, and its most promising small molecule programs targeting NLRP3, Tau and a-synuclein.
o	As a result, the Company has reduced its workforce by around 30% and extended its cash for operations to the end of Q3 2027.
●	AC Immune groundbreaking research results published in peer-reviewed journals including:
o	the clinical results from the completed Phase 1b/2a trial of active immunotherapy ACI-35.030’s (JNJ-2056) partnered with Janssen Pharmaceuticals, Inc., a Johnson & Johnson company, in eBioMedicine.
o	preclinical research demonstrating the in vivo activity of a vectorized (AAV9) anti-TDP-43 monoclonal antibody in a model of ALS/FTD, in Molecular Therapy.
o	first-in-class positron emission tomography (PET) tracers for imaging TDP-43 pathology in the brain, including ACI-19626, that could enable a precision medicine approach to neurodegenerative diseases which are currently difficult to diagnose, in Nature Communications.
●	Appointed Prof. Catherine Mummery, a deeply experienced neurologist and expert in dementia clinical trials, as a member and Chair of its Clinical Advisory Board (CAB).

Anticipated 2025 Milestones

Program	Milestone	Expected in
ACI-7104.056 anti-a-syn active immunotherapy	Further interim results from Part 1 of Phase 2 VacSYn trial in PD, including pharmacodynamics and biomarkers	Q4 2025
ACI-24.060 anti-Abeta active immunotherapy	ABATE Phase 2 trial reaches 12-month treatment timepoint in the AD3 cohort by year end (with interim results reported thereafter)	Q4 2025
ACI-19764 Small molecule NLRP3 inhibitor	IND/CTA filing	Q4 2025
Morphomer-Tau aggregation inhibitors	Lead declaration and initiation of IND-enabling studies	Q4 2025
Morphomer a-syn aggregation inhibitor	Lead declaration	Q4 2025
TDP-43-PET tracer	Initial Phase 1 readout in genetic frontotemporal dementia (FTD)	Q4 2025
ACI-15916 a-syn-PET tracer	Phase 1 readout in Parkinson’s disease (PD)	Q4 2025

Analysis of Financial Statements for the Quarter Ended September 30, 2025

●	Cash position: The Company had total cash resources of CHF 108.5 million (CHF 165.5 million as of December 31, 2024), composed of CHF 27.7 million in cash and cash equivalents and CHF 80.7 million in short-term financial assets. The Company’s cash balance is expected to provide sufficient capital resources to the end of Q3 2027, excluding potential milestone payments.
●	R&D expenditures: R&D expenses for the three months ended September 30, 2025, were CHF 13.1 million, compared with CHF 14.5 million for the comparable period in 2024. The decrease was primarily due to lower spend associated with the ACI-24.060 ABATE study during the period, as well as lower expenses incurred on ACI-7104.056. These reductions were offset by higher costs in our NLRP3 inhibitor program (ACI-19764).
●	G&A expenditures: G&A expenses in the period were CHF 3.6 million, compared with CHF 3.8 million for the comparable period in 2024.
●	Restructuring expenses: Expenses recognized as a result of the restructuring were CHF 0.5 million compared to nil for the comparable period in 2024. These expenses include CHF 2.1 million of termination benefits, offset by a CHF 1.8 million gain on curtailment in the defined benefit pension liability.

●	Financial result: The financial result, net was a CHF 0.3 million gain for the three months ended September 30, 2025, compared to a CHF 1.8 million loss for the comparable period in 2024. This change was primarily driven by increased stability in foreign currency exchange differences in CHF versus foreign currencies, predominantly the U.S. Dollar.
●	IFRS loss for the period: The Company reported a net loss after taxes of CHF 15.9 million for the three months ended September 30, 2025, compared with a net income of CHF 5.5 million for the comparable period in 2024. The change period over period derives primarily from the recognition of a CHF 24.6 million milestone in Q3 2024 under the collaboration with Janssen Pharmaceuticals, Inc.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 62 54 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	September 30,	December 31,
	2025	2024
Assets
Non-current assets
Property, plant and equipment	2,208	2,651
Right-of-use assets	4,653	5,437
Intangible asset	50,416	50,416
Long-term financial assets	584	415
Total non-current assets	57,861	58,919

Current assets
Prepaid expenses	3,294	4,302
Accrued income	402	1,099
Other current receivables	1,582	1,104
Short-term financial assets	80,727	129,214
Cash and cash equivalents	27,741	36,275
Total current assets	113,746	171,994
Total assets	171,607	230,913

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	2,240	2,226
Share premium	480,170	478,506
Treasury shares	(218)	(218)
Currency translation differences	3	(5)
Accumulated losses	(419,751)	(368,239)
Total shareholders’ equity	62,444	112,270

Non-current liabilities
Long-term deferred contract revenue	2,700	4,560
Long-term lease liabilities	3,616	4,401
Net employee defined benefit liabilities	4,561	8,844
Total non-current liabilities	10,877	17,805

Current liabilities
Trade and other payables	1,566	2,658
Accrued expenses	11,993	12,098
Short-term deferred contract revenue	83,682	85,056
Short-term lease liabilities	1,045	1,026
Total current liabilities	98,286	100,838
Total liabilities	109,163	118,643
Total shareholders’ equity and liabilities	171,607	230,913

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2025	2024	2025	2024
Revenue
Contract revenue	939	25,485	3,235	26,172
Total revenue	939	25,485	3,235	26,172

Operating expenses
Research & development expenses	(13,071)	(14,482)	(45,813)	(46,785)
General & administrative expenses	(3,567)	(3,753)	(11,900)	(13,275)
Other operating income/(expense), net	—	19	21	128
Restructuring expenses, net	(467)	—	(467)	—
Total operating expenses	(17,105)	(18,216)	(58,159)	(59,932)
Operating income/(loss)	(16,166)	7,269	(54,924)	(33,760)

Financial income	366	939	1,512	2,307
Financial expense	(46)	(33)	(149)	(103)
Exchange differences	(12)	(2,672)	(2,513)	(3,563)
Finance result, net	308	(1,766)	(1,150)	(1,359)

Income/(loss) before tax	(15,858)	5,503	(56,074)	(35,119)
Income tax expense	—	—	—	—
Income/(loss) for the period	(15,858)	5,503	(56,074)	(35,119)
Income/(loss) per share:
Basic income/(loss) per share for the period attributable to equity holders	(0.16)	0.06	(0.56)	(0.35)
Diluted income/(loss) for the period attributable to equity holders	(0.16)	0.05	(0.56)	(0.35)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2025	2024	2025	2024
Loss for the period	(15,858)	5,503	(56,074)	(35,119)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences	(1)	11	8	27
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	2,741	—	2,741	—
Other comprehensive income/(loss)	2,740	11	2,749	27
Total comprehensive loss, net of tax	(13,118)	5,514	(53,325)	(35,092)